

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Via U.S. Mail & Facsimile

James B. Parsons, Esq.
Parsons / Burnett / Bjordahl, LLP
1850 Skyline Tower
10900 NE 4th Street
Bellevue, WA 98004

> **Re: Verde Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 2, 2010**
> **File No. 333-170935**

Dear Mr. Parsons:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Registration Statement Cover Page

1.   The address you list on the cover page conflicts with your disclosure at page 4. Please revise.

Calculation of Registration Fee

2.   Please revise to state which paragraph of Rule 457 you used to calculate the registration fee.

Prospectus Cover Page

3.   You state, "Assuming we raise the minimum amount in this offering . . . ." However, it does not appear that there is any minimum amount required to be raised. Please revise.

Risk Factors, page 5

Risks Associated With This Offering, page 8

We Will Incur Ongoing Costs and Expenses for SEC Reporting and Compliance . . ., page 9

4.   Please revise this risk factor disclosure and your Use of Proceeds table at page 11 to clarify your anticipated source of funds to pay offering costs. In this regard, we note your statement that your business plan allows for the $15,000 in estimated offering costs to be paid from cash "received by way of the sale of Shares," which conflicts with your statement at page 11 that "the Company does not intend to pay any Offering expenses from the proceeds from this Offering."

Use of Proceeds, page 11

5.   We note your disclosure at page 3 that you entered into a purchase agreement to purchase the claims through a five year payment program totaling $100,000 and a five year work program totaling $50,000. We also note that this offering will not supply the full amount of funds needed to purchase the claims. Please add related risk factor disclosure, and please disclose in your Use of Proceeds table at page 11 your anticipated source of the additional funds needed to purchase the claims. In that regard, we note your disclosure under "Plan of Operation" that you may not have enough money to complete your exploration of the property, and that you may try to raise additional funds from a second private offering, a private placement, or loans.

Description of Securities to Be Registered, page 14

6.   We note your statement that the shares of common stock now outstanding are full paid for and non-assessable. If you retain this statement in your amendment, please tell us the basis for such statement.

Information With Respect to the Registrant, page 17

Description of Business, page 17

7.   We note your statement that you executed the Mineral Claim Purchase Agreement with Gold Explorations, LLC, "an unrelated third party." However, we also note your disclosure at page 39 that Mr. Karolyi, a director of Verde Resources, Inc., is the managing director of Gold Explorations, LLC. Please clarify your disclosure to reflect this relationship.

8.   Please disclose in this section all material terms of your Mineral Claim Purchase Agreement, including, without limitation, royalty payments due and the requirement that all payments under the agreement must be made within 30 days of the due date, or the property with all rights will revert back to the vendor.

Reports to Security Holders, page 25

9.   We note your statement that you will file reports pursuant to Section 12(b) or (g) of the Exchange Act. However, it appears that once your registration becomes effective, you will be filing reports pursuant to Section 15(d). Please revise.

Financial Statements, page 28

Note 2 – Summary of Significant Accounting Policies, page 34

Mineral Acquisition and Exploration Costs, page 34

10.   We note your accounting policy disclosure in which you state that you expense mineral property acquisition costs. Please note that current accounting guidance supports the initial capitalization of a property acquisition cost as a tangible asset; however, this asset must be evaluated for impairment in accordance with FASB ASC 930-360-35. Please revise your policy disclosure and accounting as necessary to be consistent with this accounting guidance.

Directors and Executive Officers, page 40

Biographical Information, page 40

11.   Please revise your filing to briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

Stephen Spalding

12.   Please provide the required biographical information for Mr. Spalding. See Item 401(e) of
      Regulation S-K. In this regard, a review of EDGAR reflects that a Stephen Spalding is
      affiliated with several current and former public reporting companies that are not referenced
      in the biographical information for your chief executive officer provided in your filing. For
      example, and without limitation, please tell us whether your chief executive officer,
      Stephen Spalding, is affiliated with Cytta Corp., Spectral Capital Corp., Paxton Energy, Inc.
      or USA Uranium Corp. If your chief executive officer is affiliated with such companies,
      please provide all related information required by Item 401(e) of Regulation.   Similarly, we
      note that the registration under the Exchange Act of the securities of USA Uranium Corp.
      was revoked in connection with the company's failure to file any periodic reports with the
      Commission since it filed a Form 10-QSB for the period ended February 29, 2008. See
      SEC Release No. 62327 (June 21, 2010). If your chief executive officer is the Stephen
      Spalding affiliated with USA Uranium, please provide related risk factor disclosure in your
      filing.

13.   Please revise to clarify the dates during which Mr. Spalding was employed in each of the
      occupations described under "Biographical Information – Stephen Spalding."

14.   We note your disclosure that Mr. Spalding "partnered" in certain projects and reviews.
      Please clarify the role that he served in such projects.   In addition, please clarify in what
      capacity he "helped" companies with compliance projects.

Executive Compensation

15.   Your statement that none of your directors is being compensated for their services during
      the exploration stage of operations appears to conflict with your statement at page 24 that
      Mr. Karolyi will receive compensation through his association with Gold Explorations,
      LLC for the work and exploration programs performed for you. Please revise your
      disclosure to include all of the information required by Item 402 of Regulation S-K, or tell
      us why it is not required. In this regard, we note that Item 402 requires disclosure of all
      compensation awarded to, earned by, or paid to a director by any person for all services
      rendered in all capacities to the registrant.

Exhibits, page 41

Exhibit 10.1

16.   Please ensure that each material contract is filed in full, including all schedules, annexes,
      and exhibits. In this regard, we note the reference at page 1 of the Mineral Claim Purchase
      Agreement to "Schedule A hereto attached." Please re-file this exhibit in full.

Exhibit 99.1

17.   You disclose in your registration statement that the shares will be offered at a price of $0.04 per share. However, your subscription agreement filed as Exhibit 99.1 references both $0.04, and $0.05. Please advise.

Background, page 19

18.   Please disclose the following information for each of your properties:

    •   The nature your ownership or interest in the property.

    •   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

    •   Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

    Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Location and Access, page 19

19.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

    •   The location and means of access to your property, including the modes of transportation utilized to and from the property.

    •   Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

    •   A description of any work completed on the property and its present condition.

    •   The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

    •   A description of equipment, infrastructure, and other facilities.

    •   The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

History, page 19

20.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

21.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Our Proposed Exploration Program, page 22

22.   In regards to your proposed exploration program, it appears you should expand your disclosure to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

23.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour at (202) 551-3360 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director